

Mail Stop 3030

September 29, 2009

Mr. Fritz G. Allison
Chief Financial Officer
Zynex, Inc.
8022 Southpark Circle, Suite 100
Littleton, CO 80120

> **Re:** **Zynex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 033-26787-D**

Dear Mr. Allison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief